Results of Annual Meeting of Stockholders (UNAUDITED)

On April 15, 2014, the Annual Meeting of Stockholders of the Fund was held and the following matters were voted upon based on 31,881,591 shares of common stock outstanding on the record date of February 18, 2014:

(1)	To approve the election of two directors to hold office until the year 2017 Annual Meeting of Stockholders.

Name of Directors	For	Withhold
Edwin Meese III	25,098,721	1,164,437
Ralph W. Bradshaw	25,466,138	794,020